Exhibit 12.4

     The  following   table  sets  forth  the   calculation   of  the  Operating
Partnership's consolidated Ratios of Earnings to fixed charges and preferred dividends for the periods shown (in thousands)

Description                                                          1998

Interest                                                           $55,139

Rent Expense                                                         1,321

Amortization of debt issuance costs                                  1,600

Preferred dividends                                                 14,244

                                                                   $72,304

Income from continuing operations before minority
interests, fixed charges & preferred dividends                    $137,613

Ratio of Earnings to fixed charges and preferred
dividends                                                             1.90